Exhibit 99.1

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
To Be Held June 16, 2011

TO OUR SHAREHOLDERS:

Notice is hereby given that a special meeting of the shareholders, or the Special Meeting, of Hellenic Solutions Corporation, a Cayman Islands exempted company incorporated with limited liability, or the Company, will be held on June 16, 2011, at 12:00 p.m. (noon) local time, at the Company’s registered office at Stuarts Corporate Services Ltd., 4th Floor, 1 Cayman Financial Centre, 36A Dr. Roy's Drive, Grand Cayman KY1-1104, Cayman Islands, for the following purposes:

1.
To ratify the actions of our board of directors, or the Board, at its meetings held on each of March 22, 2011 and April 29, 2011, including the removal of each of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the board of directors pursuant to Article 122.5 of the Company’s Memorandum and Articles of Association, the reduction in size of the board of directors from five (5) members to three (3), and the continued directorship of each of Messrs. Joseph B. Clancy, Dimitrios K. Vassilikos, and Rizos P. Krikis, which directors will continue to hold office until such time as they resign or are removed from office by ordinary resolution of the Company.

2.
To remove each of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the board of directors pursuant to Article 122.6 of the Company’s Memorandum and Articles of Association, which removal is effective as of April 14, 2011.

Our Board recommends that you vote “FOR”:

▪
Ratification of the actions of our Board at its meetings held on each of March 22, 2011 and April 29, 2011, including removal of Messrs. Stavros and Moschopoulos from the Board, the reduction in size of the Board from five (5) members to three (3), and the continued directorship of Messrs. Joseph B. Clancy, Dimitrios K. Vassilikos, and Rizos P. Krikis.

▪	Removal of Messrs. Stavros Ch. Mesazos and Mr. Konstantinos Moschopoulos from the board of directors.

Shareholders of record at the close of business on May 24, 2011 are entitled to notice of, and to vote at, this meeting and any adjournment or postponement thereof.

On or about June 2, 2011, we intend to mail to our shareholders of record as of May 24, 2011 this Proxy Statement and the attached Proxy Card.

All shareholders are invited to attend the Special Meeting. If you are a shareholder of record as of May 24, 2011, you will be admitted to the meeting if you present a form of photo identification. If you own shares beneficially through a bank, broker or otherwise, you will be admitted to the Special Meeting if you present a form of photo identification and proof of ownership or a valid proxy signed by the record holder. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. Whether or not you plan to attend the Special Meeting, please vote your shares by marking, signing and dating the proxy card and returning it in the enclosed postage-paid envelope. If you attend the meeting you will, of course, have the right to revoke the proxy and vote your shares in person.

By order of the Board of Directors, /s/ Joseph b. Clancy Joseph B. Clancy Chairman of the Board of Directors
Athens, Greece
June 2, 2011